December 13, 2007

Mail Stop 4561

J. Duncan Smith
Chief Financial Officer
Bryn Mawr Bank Corp.
801 Lancaster Avenue
Bryn Mawr, PA 19010

Re: Bryn Mawr Bank Corporation
   Form 10-K for the period ended December 31, 2006
   File No. 0-15261

Dear Mr. Smith:

   We have reviewed your supplemental response letter filed November 21, 2007 and have
the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006
Management's Discussion and Analysis
Non-Interest Income, page 11

1.   We have reviewed your response to prior comment two from our letter dated October 30,
   2007. We have the following additional comments:

   •   Considering the significance of your wealth management fees, please revise your
       future filings to disclose your revenue recognition policy in sufficient detail so that an
       investor can understand how these fees are generated (merely recorded when earned
       is not sufficient). For example, we note from your SAB 108 disclosure that "certain"
       wealth management fees are charged monthly (or quarterly) based on the account's
       ending market value. Revise your policy footnote to describe how each type of
       wealth management fee is generated. Provide us with your proposed future
       disclosure; and
   •   Consistent with Item 303 of Regulation S-K, please revise your future filings to better
       describe the increases and decreases (or causal factors) in other non-interest income
       (with emphasis on your wealth management fees).

Consolidated Financial Statements
Note 1- Summary of Significant Accounting Policies
SAB 108, page 106

2.   We have reviewed your response to prior comment three from our letter dated October 30, 2007. We have the following additional comments:

- We note the company's materiality analysis of its prior accounting practices included an evaluation dating back to 2003 (for your wealth management fees) and 2005 (for your accrued expenses) to quantify the impact on prior financial statements using the iron curtain and rollover methods. Please tell us how you determined going back to 2003 and 2005 was appropriate considering that the errors dated back for a considerable period of time, at least ten years and possibly much longer;
- If you intended to convey to readers of your financial statements the duration of the errors, please tell us why you didn't specifically disclose that they dated back for at least ten years and possibly much longer; and
- Please confirm that the errors were previously assessed in prior periods using a consistently applied approach (i.e. either iron curtain or rollover method).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief